Exhibit 99.1

China Hydroelectric Corporation Appoints Interim CEO, Chairman of the
Board, Compensation Committee Members, Corporate Governance and
Nominating Committee Members and Transition Committee Members

NEW YORK, October 16, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that on October 15, 2012, the Company’s board of directors appointed Dr. You-Su Lin as its interim chief executive officer and Mr. Amit Gupta as the chairman of the board. In addition, the board of directors has appointed Mr. Gupta and Mr. Shadron Lee Stastney to the Company’s compensation committee, and Ms. Moonkyung Kim and Mr. Jui Kian Lim to join Dr. Yong Cao on the Company’s corporate governance and nominating committee. Mr. Gupta will serve as the chairman of the compensation committee, and Ms. Kim will serve as the chairperson of the corporate governance and nominating committee.  The Company further announced that the board of directors has authorized and appointed Dr. Lin, Mr. Gupta, Mr. Lim and Ms. Liya Chen, chief financial officer of the Company, as lead members of a transition committee to address matters relating to the transition of the new board, cost reductions, and the ongoing search for a permanent chief executive officer, among other transitional matters.

About China Hydroelectric Corporation

China Hydroelectric is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us